Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Second Quarter 2019 Results

HOLON, ISRAEL, August 5, 2019 –– Compugen Ltd. (Nasdaq: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today reported financial results for the second quarter ended June 30, 2019.

“We continued the strong execution of our clinical program throughout the second quarter of 2019,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “This includes the important milestone of first patient dosed in the combination arm of our Phase 1 study of COM701 and Opdivo®, which remains on-track to complete enrollment this year. Additionally, the COM701 monotherapy dose escalation arm is progressing, and we look forward to rapidly advancing to the monotherapy expansion cohort later this year accompanied by our targeted, biomarker driven approach. Finally, we are excited to advance our second internally developed asset, COM902, toward an IND filing later this year. These activities and the progress we are making highlight our ability and commitment to translate our computational discoveries into meaningful and exciting clinical cancer immunotherapy programs.”

“After utilizing the ATM program together with the streamlined corporate structure implemented in March, we now have sufficient cash resources expected to fund operations through mid-2021. We will remain diligent in effectively using our capital to continue to execute on our pipeline programs and ensure our future growth,” added Dr. Cohen-Dayag.

Recent Corporate Highlights

•
Dosed first patient in the combination arm of the Phase 1 study for COM701, combining escalating doses of COM701 with a fixed dose of Opdivo (nivolumab) in patients with advanced solid tumors. Combination arms of the study are conducted under the clinical collaboration agreement entered into with Bristol-Myers Squibb in October 2018.

•
Reported at a trial-in-progress poster presentation at the 2019 ASCO Annual Meeting in June that the sixth dose level patient cohort of COM701 monotherapy has been completed and that no dose-limiting toxicities were found. Clinical and laboratory assessment for safety and tolerability are ongoing for this and earlier dose level patient cohorts.

•	Awarded U.S. Patent No. 10,351,625 by the U.S. Patent and Trademark Office, which covers the method of use of COM701 in combination with any anti-PD-1 antibody.

Financial Results

R&D expenses for the second quarter ended June 30, 2019 were $4.9 million, compared with $8.0 million for the comparable period in 2018. The decrease in R&D expenses was primarily due to the decrease in preclinical activities related to COM902, most of which were done in 2018, and the cost reduction measures announced by the Company in the first quarter of 2019.  This decrease was partially offset by an increase in R&D expenses associated with clinical-related activities for the COM701 Phase 1 trial, which began in the second half of 2018.

Taxes on Income for the second quarter of 2019 reflect a tax benefit of $0.7 million due to a refund of withholding taxes from previous years.

Net loss for the second quarter of 2019 was $6.0 million, or $0.10 per basic and diluted share, compared with a net loss of $10.2 million, or $0.19 per basic and diluted share, in the comparable period of 2018.

As of June 30, 2019, cash, cash related accounts, short-term and long-term bank deposits totaled $37.0 million, compared with $45.7 million at December 31, 2018. The Company has no debt.

During the three months ended June 30, 2019, the Company sold approximately 1.0 million ordinary shares under its "at-the-market" (ATM) facility pursuant to a sales agreement entered into with Cantor Fitzgerald & Co. in May 2018 for aggregate proceeds of approximately $3.8 million, net of commissions to Cantor and expenses related to the offering.  Since June 30, 2019, the Company sold approximately 5.2 million ordinary shares under the ATM for aggregate proceeds of approximately $15.5 million, net of commissions to Cantor and expenses related to the offering.

The Company now believes that it has sufficient cash resources to fund its operations through mid-2021 and therefore decided to cancel its remaining ATM program.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its second quarter 2019 results today, August 5, 2019, at 8:30 AM ET. To access the live conference call by telephone, please dial 1-888-407-2553 from the U.S., or +972-3-918-0644 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

(Tables to follow)

About Compugen
Compugen is a clinical-stage, therapeutic discovery and development company utilizing its broadly applicable computational discovery platforms to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered computationally, including T cell immune checkpoints and other early-stage immuno-oncology programs focused largely on myeloid targets. Compugen’s business model is to enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with facilities in South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including statements regarding the timing and success of our clinical trials, the potential benefits and consequences from our corporate restructuring and anticipated cash expenditures and savings, and our cash runway. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of drug target candidates and their related therapeutic product candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-812

Investor Relations contact:
Bob Yedid
LifeSci Advisors, LLC
Email: bob@lifesciadvisors.com
Tel: +1 (646) 597-6989

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	-	-	-	10,000
Cost of revenues	-	-	-	350
Gross profit	-	-	-	9,650

Operating expenses
Research and development expenses	4,870	8,027	11,205	15,095
Marketing and business development expenses	175	319	388	697
General and administrative expenses	1,962	1,988	3,928	4,077
Total operating expenses	7,007	10,334	15,521	19,869

Operating loss	(7,007)	(10,334)	(15,521)	(10,219)
Financial and other income, net	308	141	414	130
Loss before taxes on income	(6,699)	(10,193)	(15,107)	(10,089)
Taxes on income	722	-	722	-
Net loss	(5,977)	(10,193)	(14,385)	(10,089)

Basic and diluted net loss per ordinary share	(0.10)	(0.19)	(0.24)	(0.19)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	61,479,162	52,512,259	60,747,948	52,149,380

COMPUGEN LTD. CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30,	December 31,
	2019	2018
	Unaudited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	36,975	45,675
Other accounts receivable and prepaid expenses	802	903
Total current assets	37,777	46,578

Non-current assets
Long-term prepaid expenses	765	776
Severance pay fund	2,465	2,454
Operating lease right to use Asset	4,490	-
Property and equipment, net	2,768	3,372
Total non-current assets	10,488	6,602

Total assets	48,265	53,180

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	4,939	8,900
Current maturity of operating lease liability	1,184	-
Short-term deferred participation in R&D expenses	898	1,089
Total current liabilities	7,021	9,989

Non-current liabilities
Long-term deferred participation in R&D expenses	2,929	3,003
Long-term operating lease liability	3,549	-
Accrued severance pay	2,971	2,945
Total non-current liabilities	9,449	5,948

Total shareholders' equity	31,795	37,243
Total liabilities and shareholders' equity	48,265	53,180